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      Incentive's Gambro Group to acquire Vivra Incorporated

Stockholm (May 5, 1997). Incentive AB and Vivra Incorporated ("Vivra") announced today that both companies have signed a definitive merger agreement under which Incentive will acquire Vivra's Renal Care business ("VRC"), including its nephrology disease management and nephrology physician practice management operation. Incentive intends to merge VRC with the Gambro Group, its wholly owned, worldwide, fully integrated dialysis and medical technology business.

      Pursuant to the merger agreement, a cash tender offer will be commenced by a wholly owned subsidiary of Incentive no later than May 9, 1997, to acquire all of the outstanding shares of Vivra common stock for $35.62 per share or a total cash consideration of $1,592 million, of which $33.90 represents Incentive's net consideration for VRC, or a total cash consideration of $1,515 million. As part of the transaction, Vivra has also signed a definitive agreement to sell Vivra Specially Partners ("VSP"), its physician network and disease management division, to a new company formed by Texas Pacific Group, Hellman & Freedman Capital Partners III, LP. and Bain Capital for $85 million, representing net after-tax proceeds of $77 million or approximately $1.72 per Vivra share. The VSP sale agreement is subject to the expiration or termination of the waiting periods under the Hart- Scott-Rodino Act and will close immediately prior to the consummation of the Incentive tender offer.

      The $35.62 per share cash price represents a premium of 38.1% over the average closing price of Vivra shares of $25.80 over the last 20 business days.

      The Board of Directors of Vivra has reviewed the merger agreement on behalf of its stockholders and has recommended that such stockholders tender their shares pursuant to the offer.

      The tender offer shall be conditional upon the valid tender of Vivra shares representing a majority of the voting power of Vivra, the expiration or termination of the waiting periods under applicable antitrust and competition laws, the receipt of proceeds from the sale of VSP, and certain other matters. The tender offer is expected to be completed in early June. All shares not purchased in the tender offer will be converted into the right to receive $35.62 per share in a second step merger following the tender offer.

      The combination of VRC with Gambro will create a company with pro form 1996 worldwide revenues of $2.0 billion and earnings before interest, taxes, depreciation and amortization ("EBITDA") of $410 million. The transaction is expected to generate significant operating synergies. Together the companies will serve approximately 26,000 dialysis patients in the United States.

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      Mikael Lilius, President and Chief Executive Officer of Incentive said:
"This transaction represents a major strategic move for Incentive and continues our strong thrust into the high growth health care sector. We have consistently restructured and shifted our resources into this highly attractive area. The acquisition of Vivra Renal Care is a logical next step in the development of Incentive Group and demonstrates our strong commitment to shareholder value creation".

      Berthold Lindqvist, President and Chief Executive Officer of Gambro said:
"Vivra Renal Care is a well-managed company that fits well with Gambro. VRC will strengthen our position as a global leader in renal care. We pioneered the forward integration strategy in the United States and have distinguished ourselves as high-quality care providers. With this merger, we will strengthen Gambro's position as a leading, fully integrated, renal care management company with multiregional presence; furthermore this transaction will generate significant operating synergles, while allowing Gambro to continue to provide a service of the highest quality".

      As a result of the change in control, resulting from Incentive's purchase of Vivra shares pursuant to the tender offer, Vivra will thereafter be required to offer to purchase the 5% Convertible Subordinated Notes Due 2001 from each of the holders for the principal amount thereof plus accrued and unpaid interest.

      The impact of the acquisition is expected to be dilutive to Incentive's earnings during both 1997 and 1998 due primarily to the goodwill charges attributable to the transaction. The new goodwill will be amortized over twenty years in accordance with Swedish GAAP. On a pro forma 1996 basis, the total negative effect would have been SEK 7-8 per share. However, Incentive expects the acquisition to enhance cash earnings growth (calculated before charges for depreciation and goodwill amortisation), with an accretive impact in its first full year and significant contributions thereafter.

      Pro forma solidity (equity including minority interests divided by total assets) of Incentive as at 31 December, 1996, will decrease from 42% to 31%. Adjusted for market value in associated companies, the solidity will decrease from 60% to 48%. Total assets will increase by approximately SEK 12 billion from SEK 35 billion to SEK 47 billion. Incentive will continue to focus the group healthcare and reduce the level of debt.

      Vivra is the second largest provider of dialysis services in the United States with approximately 15,800 patients at 262 centers in 28 states and the District of Columbia. In fiscal 1996, Vivra had total revenues of $517 million and EBITDA of approximately $105 million. During the same period, VRC contributed operating revenues of $411 million and EBITDA in excess of $100 million. VSP provides physician network and disease management services to managed care and provider organizations in the United States with approximately 1,500 affiliated network physicians.

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      Gambro is a world leader in renal care, manufacturing high quality dialysis products and providing dialysis services to 12,100 patients worldwide. Gambro also manufactures products used in cardiopulmonary care and equipment in the field of blood component technology.

      Incentive is a leading international industrial group with core operations in medical technology, materials handling, development and environment. In addition, Incentive has a significant shareholding in ABB. The acquisition of VRC represents a major step in the continued restructuring of Incentive and its focus on the healthcare sector.

Press enquires:
Incentive AB                  Gambro AB            Citigate Communications
Bengt Modeer                  Inger Larsson        Raymond F. McNulty
(46-8) 613-6533               (46-46) 169-167      (212) 508-3522

Financial advisors:
Incentive AB                   Gambro AB
Morgan Stanley & Co. Limited   UBS Securites LLC